Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

June 6, 2019	NR 19-04

Alianza Plans Exploration Program for Tim High-Grade Silver-Lead-Zinc Property, Yukon

●	High-grade silver mineralization in historic trenches
●	Detailed mapping, trenching and soils program for 2019

Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that the Company has planned a 2019 exploration program for the Tim Property in southern Yukon Territory. Exploration is targeting high-grade silver-lead-zinc Carbonate Replacement Mineralization (CRM) similar in style to that found at Coeur Mining’s Silvertip Mine, located 12 km to the south. Alianza is planning detailed mapping, soils and reopening trenches dating back to 1988. Additionally, Alianza is a successful applicant for a YMEP (Yukon Mining Exploration Program) grant for the Tim project. Under the YMEP Target Evaluation program, the Yukon government provides successful applicants funding to support mineral exploration activities for 50% of eligible expenditures to a maximum of $40,000.

“We appreciate the support of the YMEP program from the Yukon government,” stated Jason Weber, P.Geo., President and CEO. “Interest in the Silvertip region has increased recently and Tim is one of the significant silver targets in the area.”

For further commentary from Jason Weber view the video here:

https://youtu.be/VWGo3CDm7YA

Tim Property – History

In 2013, Alianza’s predecessor, Tarsis Resources completed a focused work program to re-evaluate a historical zone of silver-lead rich Carbonate Replacement Mineralization (CRM) originally exposed by mechanized trenching in 1988.   Historical chip sampling across the zone returned 352 g/t silver and 9.12% lead across 4.00 metres.  In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 metres on either side of the central trench. This zone has never been tested with drilling.

Tarsis’ field crew relocated the central historical trench (T-3) in the 2013 program and exposed the main mineralized showing with the use of hand tools.  A total of 6.4 m of footwall alteration and CRM were exposed at the base of the trench.  Three series of sawn channel samples were taken across the exposure at approximately 1 m spacing between channels.  The central channel tested a partial exposure of footwall alteration and the CRM while the outer channels only tested the partially exposed CRM.  A weighted average of the assays for each of the channel series is included below.

Table I – Previously Released Results

Central Trench T-3

Channel	Interval (m)	Silver (g/t)	Lead (%)
Central	6.40	220	4.74
Including	3.70	365	7.54
including	0.70	976	8.32

West	2.70	269	8.23
including	0.70	829	7.94

East	2.50	280	10.28
	Sample Intervals are true width

Historical soil geochemical response defines three distinct linear northwest trending silver-lead anomalies, each of which is continuously defined for a strike length of roughly 2,000 m.  All historical trenching was conducted along the trace of the central geochemical anomaly but the soil sample coverage was not completed over the mineralized zone encountered in trench T-3 or northwest along strike.

The Tim property was initially staked in 1983 to cover silver-lead-zinc stream sediment geochemical anomalies and a favourable geological environment with potential for carbonate-hosted mineralization similar to that at the nearby Midway/Silvertip Mine now owned and operated by Coeur Mining.

Soil sampling, stream sediment sampling, geophysical surveys and trenching were carried out during the 1980’s; however the property was not drill tested at that time. Tarsis acquired the property in 2007 and subsequently optioned it to a junior exploration company which carried out a limited five hole diamond drill program in 2008, largely targeting Induced Polarization geophysical anomalies.  The nearest drill hole to the central trench T-3 mentioned above is located roughly 520 m away and was drilled parallel to the interpreted downdip orientation of the mineralized zone.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 60.3 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

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